Exhibit A

 July | 2022  Investor Update

 DISCLAIMER  This presentation has been prepared by Ceragon Networks Ltd. (“Ceragon” or the “Company”) for informational purposes only. This presentation is proprietary to the Company and may not be reproduced (in whole or in part) nor summarized, passed, distributed, disseminated and/or copied without the prior written consent by the Company.  Ceragon Networks® and FibeAir® are registered trademarks of Ceragon in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.  This presentation does not constitute a proposal and/or an offer and/or invitation to acquire and/or to be issued shares or any other securities by the Company and/or to engage in any transaction.  This presentation has been prepared to provide summary information to its recipients, but it does not, however, purport to present all material information regarding the Company and/or the subject matter thereof, and it is not a substitute for a thorough review of Ceragon’s public filings with the Securities and Exchange Commission (“SEC”) and the information and documents incorporated by reference from other documents that we file with the SEC. This presentation does not pretend to present or reflect the full and complete information as published with the SEC, and should be read together with such filings with the same care. In particular, the Company makes no warranty, representation, assurance or inducement, express or implied, as to adequacy, sufficiency, or freedom from defect of any kind of information contained herein. This presentation includes a summary of the issues addressed therein, in the context at which they appear, and not the full information that the Company has or have published on those matters. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE COMPANY’S SEC FILINGS, CERAGON DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND THE RECIPIENTS/READERS HEREOF ACKNOWLEDGE AND AGREE THAT THEY ARE NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF CERAGON OTHER THAN THOSE SET FORTH IN THE COMPANY’S PUBLIC SEC FILINGS.  Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This presentation contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.  Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks, Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia's invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon's most recent Annual Report on Form 20-F and in Ceragon's other filings with the Securities and Exchange Commission.   Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.  Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.  Ceragon will not be responsible for any consequences resulting from the use of this presentation as well as the reliance upon any opinion or statement contained herein or for any omission.  Additional Information. Ceragon has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the 2022 Extraordinary General Meeting of Ceragon Shareholders (the “2022 Extraordinary General Meeting”). CERAGON SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Ceragon with the SEC without charge from the SEC’s website at www.sec.gov.  © Ceragon Networks Ltd. All rights reserved.

 CERAGON’S VALUE IS SIGNIFICANTLY GREATER THAN Aviat’s OPPORTUNISTIC INDICATION OF INTEREST  Aviat has not delivered a real offer but a “Trojan Horse”, low-ball indication of interest (IOI)  No financing commitments or adequate deal protections  Low-ball “price” has been reduced and can be reduced again   Indicated price is substantially lower than Ceragon’s value  Aviat is attempting to take control of the Board and put their hand-picked director candidates in charge of negotiating a bad deal for Ceragon shareholders  Electing Aviat’s unqualified, inexperienced nominees to control Ceragon would also damage our competitive position to Aviat’s benefit  Ceragon’s current valuation does NOT reflect our new business strategy and leading competitive positioning  Strong business momentum  $179 million of bookings in H1’22, of which $39 million is from North America, now one of our largest markets  Strong customer traction, evidenced by a sizeable backlog accumulated over the past 18 months  New growth initiatives underway: cell site routing (CSR), managed services, software tools, and North America rural broadband and private networks  Advanced and highly differentiated technology  Recently launched first virtual indoor unit in the market and is gaining significant traction   New IP50 products expected to be launched in 2023 and targeting a ~40% reduction in BOM costs  Next-gen System-on-Chip (SOC) expected to be three years ahead of the market  Ceragon is open to evaluating all strategic alternatives that will enhance shareholder value  Ceragon met with Aviat multiple times in the last few years – we are open to a deal at full, fair and certain value   Ceragon shareholders must reject Aviat’s hostile takeover by voting against the removal of Ceragon’s directors and against the potential appointment of any of Aviat’s hand-picked directors at the Extraordinary General Meeting of shareholders (“EGM”)   1

AVIAT'S HOSTILE TAKEOVER ATTEMPT IS NOT IN THE BEST INTEREST OF CERAGON SHAREHOLDERS

1 **AVIAT'S INDICATION IS NOT A REAL OFFER**

Aviat's "offer" is merely an indication without firm financing or deal certainty – and any of their "terms" are subject to change, as evidenced by their reduced indication

2 **AVIAT'S INDICATION IS UNDERVALUED AND OPPORTUNISTICALLY TIMED**

Low-ball indication does not reflect Ceragon's business trajectory

3 **AVIAT'S "TROJAN HORSE" HOSTILE CAMPAIGN VIOLATES CERAGON'S ARTICLES**

Aviat's hand-picked, unqualified director candidates are seeking to take control of Ceragon to execute a sale to Aviat at a low-ball "price" and/or destroy Ceragon from the inside

4 **CERAGON HAS STRONG BUSINESS MOMENTUM AND INITIATIVES ARE TAKING HOLD**

$179 million of bookings in 1H'22, including $39 million in North America – now nearly Ceragon's largest market

5 **COMMITTED TO MAXIMIZE SHAREHOLDER VALUE**

Ceragon's highly qualified board will consider all opportunities to enhance shareholder value, including a potential combination with Aviat, that delivers full, fair and certain value to Ceragon's shareholders

2

 AVIAT’S INDICATION IS NOT A REAL OFFER  1  3  Aviat’s “offer” is merely an indication  No legal, binding commitment to buy Ceragon’s shares at $2.80 per share  Any of their “terms” are subject to change, as they have done previously by dropping the price versus their November indication  Aviat wants to be able to enter into an agreement without adequate deal protections   Protections are aimed to protect Ceragon from damages that Aviat could impose in the event a transaction is not completed   Ceragon shareholders should not bear the risk of Aviat’s future attempts to undercut value or walk away from a transaction  Aviat has never delivered any documentation demonstrating a firm commitment from reputable financing sources in support of their various indications  Perhaps, if they did, Aviat would be over-levered if they delivered a fair value to Ceragon shareholders

 AVIAT’S UNDERVALUED INDICATION WAS OPPORTUNISTICALLY TIMED . . .  4  2  Aviat timed their public approach to present a seemingly compelling premium  In reality, financial markets are in turmoil – particularly for the telecom sector – and Aviat launched their hostile attack when Ceragon was trading near its 52-week low  Further, Ceragon’s operating model and forward outlook have not fundamentally changed since Aviat’s November indication of $3.25 per share  Aviat also timed their hostile attack ahead of Ceragon’s recent business momentum that is not yet reflected in value  Ceragon had an exceptionally strong 1H’22 with $179mm of bookings, driven by 37% sequential growth in North America in 2Q’22  Ceragon is successfully implementing its strategy to grow in North America with leading market share from Tier 1 and Tier 2 operators, as well as recent wins in private networks  Our next-gen SOC will be productized soon, which we estimate is three years ahead of the competition  Our Board has concluded, with the assistance of independent financial and legal advisors, that the IOI significantly undervalues Ceragon  Precedent transaction multiples and equity analyst price targets are meaningfully higher than Aviat’s IOI

2 . . . AND RESEARCH ANALYSTS AGREE

AEGIS CAPITAL CORP.	Needham	OPPENHEIMER
BUY - $6.00 **+114% to IOI**	**BUY - $5.25** **+88% to IOI**	**OUTPERFORM - $4.00** **+43% to IOI**
"We believe Ceragon will display ***improving gross margins and profitability by the latter part of 2022 and beyond***" "We believe a return to positive net profits in 2H:2022 will represent a ***key fundamental catalyst for shares of CRNT***" – **5/2/22**	"We think a price under 1.0x EV/S is viewed as a ***low-ball offer***" "We think the company is ***poised to return to profitability*** and has a ***strong portfolio of new products***" "No other vendor can provide customers as tight an integration as ***no other vendor designs its own chips***" – **6/28/22**	"Aviat's proposed acquisition of Ceragon faces a ***complicated approval process*** and would come with a ***high degree of execution risk***" "We view Ceragon as ***positioned to benefit from increased wireless broadband traffic, 4G-LTE expansion, and ramping 5G demand*** . . . [and] ***positioned to gain share*** as network densification increases" – **6/28/22**

All Equity Analysts' Price Targets are Higher Than Aviat's IOI – Average of $5.08 is ~80% Higher

Source: Wall Street research; FactSet; Bloomberg

5

 AVIAT HAS LAUNCHED A “TROJAN HORSE” HOSTILE CAMPAIGN THAT VIOLATES CERAGON’S SHAREHOLDER APPROVED ARTICLES  Not only is Aviat not permitted to add five directors at the EGM, they also have selected unqualified director candidates with little regard for Ceragon’s business – their 5 director candidates have:  No relevant telecom expertise  No adequate public company board experience relevant to the Ceragon Board  Three candidates have never served on a public company board  Jonathan Foster already serves on four public company boards, and he would be considered over-boarded if he joins the Ceragon Board  Dennis Sadlowski oversaw substantial value destruction of more than (80)% relative TSR2 while serving as a director (and CEO) of CECO Environmental  3  AVIAT’S HAND-PICKED CANDIDATES ARE UNQUALIFIED  AVIAT’S PROXY FIGHT VIOLATES CERAGON’S ARTICLES  Aviat’s proxy fight to control Ceragon’s Board by removing three Ceragon directors and replacing them with five new director candidates hand-picked by Aviat is a violation of our shareholder-approved Articles  Per Ceragon’s Articles, Aviat cannot legally nominate five new directors at the upcoming EGM  Rather, Aviat can only call for the removal of Ceragon’s directors, and in the event such removal is approved by our shareholders, nominate up to three new directors to fill any created vacancies1  6  Source: FactSet; BoardEx; Company filings  1. Based on the Articles, vacancies can only be filled at the EGM if the number of directors falls below the minimum of five  2. TSR relative to S&P 500 over the period between May 2016 and July 2020, including reinvestment of dividends  We believe Aviat launched their campaign to take control of Ceragon’s Board and force a sale at favorable terms to Aviat and harm a competitor by putting inexperienced directors in charge of executing Ceragon’s strategy  If Aviat takes control of the Board, Aviat can reduce their price (again), execute a deal that allows Aviat to walk away if unable to secure financing and destroy Ceragon from inside the Boardroom  AVIAT’S “TROJAN HORSE” CAMPAIGN

4 CERAGON IS POSITIONED TO ACCELERATE REVENUE GROWTH AND ENHANCE MARGINS . . .

STRONG FOUNDATIONAL CORE BUSINESS

- *4G and 5G software and hardware solutions with deep penetration of Tier 1 and Tier 2 customers*
- *Prominent global independent wireless transport vendor*
- *Strong innovative culture generating cutting edge technological capabilities*
  - *First to market with virtual indoor unit that can also serve as a cell site router*
  - *Proprietary chip design capabilities – our next-gen SOC is expected to be three years ahead of the competition*
- *Leading and growing market share of best-of-breed products*
- *Market leader of the fast-growing all-outdoor segment since 2013*
- *Ceragon has taken market share in North America and is selling more than 3x receivers globally than Aviat*

EXPANDED GROWTH VECTORS

- *Sustained growth in core business with innovative next-gen solutions for global carriers*
- *Continued growth in the higher-margin North American market – now nearly Ceragon's largest market*
  - *Increasing our growth among Tier 1 operators as part of 5G rollout – Ceragon is the* ***#1 wireless transport vendor in North America for Tier 1 operators***
  - *Increased infrastructure in rural broadband expected to drive growth among small carriers, private networks and wireless broadband providers in multiple domains*
- *New initiatives in place are expected to contribute to higher-margin, recurring revenue solutions in:*

Managed Services & Software Tools	***Disaggregated CSR***

5-Year Target Revenue of ~$500M and Gross Margin of At Least 34–36%

Source: FCC Universal Licensing System, July 2022; SLR Research, June 2022

7

4 . . . AS THE PREMIER WIRELESS TRANSPORT SOLUTIONS PROVIDER

INNOVATIVE MARKET LEADER IN 4G & 5G NETWORKS

2021 GLOBAL SHARE OF BEST-OF-BREED SOLUTIONS (UNITS)



Ceragon 25%
Huawei 17%
NEC 13%
Ericsson 10%
SIAE 9%
Aviat 7%
Nokia 5%
Other 14%

BEST-OF-BREED IN WIRELESS TRANSPORT SOLUTIONS

2,000+ Total Customers	1+ Million Systems Deployed
150+ Countries	**460+** Service Providers

CUSTOMERS SELECT CERAGON AS A TRUSTED, TECH-ADVANCED PROVIDER

T · 3 · vodafone · Jio · Claro · AT&T · viettel · cellnex · bitel · eurona · elisa · proximus · !dea · mytel · mtc · QCELL · airtel · telcel · CenturyLink · oRocom · dish · OPTUS · XPLORNET · smartfren. · mauritius telecom

Average Customer Relationship: 10+ Years

Recently selected as the provider of 5G wireless transport solutions in America's first cloud-native 5G network

*"As we announced earlier today, **we signed a contract with DISH** and started receiving orders worth multimillion dollars. **DISH will leverage our ultra-high capacity IP-50C microwave and IP-50E millimeter-wave transport solutions to support its nationwide 5G rollout**. We will also provide them with deployment services for a smooth rollout and network asset management. **DISH is America's first cloud-native 5G network service provider, and we feel proud to be their partner of choice.**" – Doron Arazi, President & CEO, (5/2/2022)*

Source: Company analysis; SkyLight Research, Feb 2022

We do not intend our use or display of other companies' trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder

8

4 STRONG UNDERLYING INDUSTRY GROWTH TRENDS IN CORE BUSINESS

Wireless Transport Growth

- **~4%** CAGR expected in global microwave radio revenue
- Millimeter wave quickly replacing short haul microwave, growing at a **~25%** CAGR, and is expected to comprise ~50% of the market by 2026



Global MW and mmW Revenue ($bn)
$2.8
$3.3
15%
66%
19%
9%
44%
47%
2021
2026
Millimeter Wave
Short Haul Microwave
Long Haul Microwave

Massive Growth in IP Traffic

- **27%** CAGR from 2021 - 2027 expected for total mobile network traffic
- Carriers in early innings of 5G upgrade cycle globally
- Strong equipment / system refresh cycle on the back of massive global 5G spectrum investments



Global 5G Adoption
8.0%
25.0%
2021
2025

Growth in Rural Broadband and Fixed Wireless

- **~$65bn** for broadband infrastructure bill with stimulus being deployed starting in 2023
- Fixed wireless broadband expected to increase to >50% net adds by 2025



Fixed Wireless as a % of U.S. Broadband Net Adds
22.6%
54.7%
2021
2025

Growth of Private Networks

- Preferred to public networks because of lower latency, enhanced security and increased reliability
- Enabled by CBRS, network slicing and 5G technology



Worldwide Private 5G Infrastructure Spending ($bn)
'21A - '24E CAGR: 32.7%
$1.8bn
$5.7bn
2021
2024

Source: GSMA "The Mobile Economy 2022"; Evercore ISI (2/13/22); IDC "Worldwide Private LTE / 5G Infrastructure Forecast, 2020-2024" report; Ericsson Mobility Report 2022, SLR August 2021

9

 Ceragon’s Rapid growth in north America – AVIAT’S BACKYARD  . . . TRANSLATING INTO STRONG BOOKINGS MOMENTUM . . .  CERAGON HAS BECOME A CLEAR LEADER AMONG U.S. TIER 1 SERVICE PROVIDERS . . .  4  10  Market Share of U.S. Tier 1 Licensed Links   (2022 YTD)  Ceragon North American Bookings as a % of Total Bookings  Recent wins include Dish Wireless and final trial stages of a front-haul solution for a top three national wireless carrier  Initial wins in private networks driven by new customers in North America  . . . TO MAKE NORTH AMERICA CERAGON’S NEARLY LARGEST GEOGRAPHIC MARKET BY BOOKINGS  Ceragon Annual North America Bookings ($mm)  Source: FCC Universal Licensing System, July 2022

 TRACK RECORD OF DEVELOPING SUPERIOR PROPRIETARY TECHNOLOGY, EXPECTED TO DRIVE CONTINUED GROWTH AND MARGIN EXPANSION  Superior, in-house technology capabilities serve customer needs with customizable solutions  New, advanced technologies already gaining traction   First to market with virtual indoor unit that can also serve as a cell site router – accessing a new ~$2 billion addressable market  Expanded suite of revolutionary IP-50 products using our newly developed radio chip expected to be launched in 2023 – expected to reduce BOM costs by ~40% and enable market share gains and enhanced margins  Ceragon is the industry leader of chip development with a successful track record of developing five generations of chipsets  Relative to competition, our industry-leading next-gen SOC is expected to . . .  . . . be three years ahead of the market  . . . enable lower cost of products  . . . be developed in-house by an experienced, proven R&D team rather than sourced  4  11  “Ceragon's technology advantage is widening as they are delivering significant advances in technology which the competitors lack” – Needham (6/28/22)

 Substantial BUSINESS MOMENTUM Through 2023E,Substantial Value Creation  4  BUSINESS MOMENTUM DESPITE DELIVERY CHALLENGES  Strong bookings of $179MM of 1H2022   Substantial 37% increase in 2Q’22 North America bookings versus 1Q’22  Recent wins with large customers including Dish and a Tier 1 wireless provider in North America  North America is now one of the two largest regions for Ceragon (26% of 2Q’22 bookings) and expected to grow as we take market share  Navigating continuing supply chain pressures facing our industry, which continue to impact our business   Accelerating backlog conversion as supply chain normalizes   Cost optimization and contract negotiations to enhance margins  Margin expansion as mix improves, cost actions materialize, and new contract terms come into effect  12  $300–315MM  2022 Revenue  $325–345MM  2023 Revenue  GUIDANCE

4 STRONG CORE WITH NEW STRATEGIC GROWTH DOMAINS UNDERWAY TO DRIVE LONG-TERM REVENUE GROWTH AND MARGIN EXPANSION

Core	Technological Innovation	• **Enhanced suite of IP-50 products using new radio chips developed by Ceragon, targeting ~40% reduced BOM** aimed to improve customer penetration and margins • **Next-gen products based on new SOC** are soon to be productized, supporting higher transport capacity and more products
Core	Supply Chain Normalization	• **Recovery from temporary headwinds** (incl. COVID) to **accelerate backlog conversion into revenue and enhanced margins** • **Offsetting actions have been executed** and are expected to **improve margins**, including improving contractual terms, redesign of products / subsystems, contract manufacture replacement, dedicated teams to manage component shortages and streamlining shipment processes
Core	North American Infrastructure	• Nearly Ceragon's **largest market for bookings** at 26% in 2Q'22 • Strong momentum supported by a **top-three mobile carrier** in the U.S. and final stages of a front-haul solution lab trial for another **top-three mobile carrier** • **Build on initial wins in private networks** following change in go-to-market strategy
Growth Verticals	Managed Services & Software Tools	• Growing **recurring revenue stream** with high predictability • 6 new customers with 20 in the pipeline and 1H'22 bookings of ~$8MM – **~40% higher** than full-year 2021 • Continued mix shift to software is expected to generate **high-margin recurring revenue** and support growth in managed services
Growth Verticals	Cell Site Routing	• Opportunity to disrupt the **rapidly growing disaggregated CSR** market – expected to grow to $400MM by 2024 – with our new IP-50FX product • 216 units booked with average gross margins higher than overall gross margins

5-YEAR TARGETS

~$500MM
Total Revenue

34–36%
Gross Margins (at least)

Source: GigaOm 2022; Omdia 2022; AKT Feb 2022

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 CERAGON’S HIGHLY QUALIFIED BOARD THOROUGHLY EVALUATED AVIAT’S INDICATION IN THE BEST INTEREST OF CERAGON SHAREHOLDERS  Ceragon’s Board is comprised of directors with track records of successfully evaluating and executing public company M&A transactions  All directors have relevant industry and public company board expertise  6 of 7 directors have C-suite executive and operational experience  6 of 7 directors have private and public company M&A experience, including at Tdsoft, CTP Systems, RADVision and DSP Communication  We welcomed 3 new independent directors to our Board in 2021 – approved overwhelmingly by shareholders at the 2021 Annual General Meeting of shareholders (“AGM”)  Since 2017, Ceragon has met with Aviat on many occasions in good faith to discuss a potential transaction  Unfortunately, none of those discussions resulted in a transaction that would serve the best interests of Ceragon’s shareholders  Following Aviat’s launch of their proxy fight, Ceragon engaged Evercore to serve as financial advisor, and Shibolet and Latham & Watkins to serve as legal counsel  After a careful review conducted in consultation with its independent financial and legal advisors, Ceragon’s Board unanimously concluded that Aviat’s unsolicited indication of interest significantly undervalues Ceragon and is not in the best interest of shareholders  The Board and management are focused on generating shareholder value and will consider any viable path to enhance the value of Ceragon for our shareholders   Ceragon is willing to meet with Aviat to continue discussing a potential combination, but only in a transaction that delivers full, fair and certain value to Ceragon shareholders  OUR LARGEST AND INDEPENDENT SHAREHOLDER, JOSEPH D. SAMBERG (FOUNDER AND CEO OF JDS CAPITAL), ANNOUNCED HIS SUPPORT FOR THE COMPANY, MANAGEMENT, AND BOARD; HIS VIEW THAT AVIAT’S ACQUISITION PROPOSAL IS WELL-BELOW THE COMPANY’S FAIR VALUE;   AND HIS INTENTION TO VOTE FOR CERAGON’S BOARD AND AGAINST AVIAT’S REQUEST TO REMOVE ANY OF OUR EXISTING DIRECTORS  5  14  Source: FactSet; BoardEx; Company filings

 WE URGE SHAREHOLDERS TO VOTE AGAINST AVIAT’S HOSTILE PROXY CAMPAIGN TO TAKE CONTROL OF CERAGON’S BOARD  Ceragon has substantial business momentum and has gained market share  $179MM of bookings in 1H’22 driven by growth in North America  Aviat’s indication of interest significantly undervalues Ceragon and is highly conditional  Price indication is at a multiple that is meaningfully below transaction multiples and independent research analyst price targets  Aviat has not provided evidence that they can finance the transaction and has already cut their price – this is not a firm offer  Aviat’s attempt to take control of our Board is being conducted in a way that violates our Articles of Association and is not in the interest of Ceragon Shareholders  We will hold the EGM; however, Aviat does not have the ability to propose the nomination of their five hand-picked directors  Aviat’s hand-picked director nominees have no telecom experience nor acceptable board experience  Ceragon shareholders should reject Aviat’s attempts to remove three of Ceragon’s highly qualified directors and replace them with unqualified, hand-picked Aviat nominees – actions designed to destabilize the Board and force a sale at inadequate terms and value  5  15

 THANK YOU

 APPENDIX

 CERAGON HAS A HIGHLY QUALIFIED BOARD OF DIRECTORS . . .   Over 40 years of direct TMT leadership experience  Co-Founder of the RAD Group, where he established over 20 independent companies that develop, manufacture and provide market solutions to segments of the TMT industry  Known as the Father of Israel’s high-tech industry, Zohar has received many accolades, including the 2014 Life Achievement Award of the Association of Engineers, Architects and Graduates in Technological Sciences in Israel  Zohar Zisapel  Co-Founder,   RAD Group  Director since 1996  Extensive leadership and strategy experience as Ceragon’s President and CEO between 2005 and 2021  Under Ira’s leadership, Ceragon became the global innovator and leading solutions provider of 5G wireless transport  Held numerous executive roles in the TMT industry, including as CEO of Seabridge, COO of VocalTec Communications and Founder of Rosh Intelligent Systems  Ira Palti  Former President & CEO,  Ceragon Networks  Director since 2018  Extensive investment experience as Managing Partner of Claridge Israel and former Venture Partner at JVP  Held numerous leadership positions as CEO of Allot Communications and Co-Founder and CEO of CTP Systems – where he oversaw its acquisition by DSP Communications and DSP’s eventual acquisition by Intel  Rami Hadar  Managing Partner,  Claridge Israel  Director since 2021  Over 30 years of legal experience, including as General Counsel of RAD Data Communications  Director of RADWARE, from 2009 – 2020 and oversaw an increase in company value over her tenure  Served as General Counsel at a number of leading public companies, including RADVision and RADLAN, where she assisted these companies from their start up stage onwards and advised on numerous IPOs and M&A transactions  Yael Langer  General Counsel & Secretary,  RAD Data Communications  Director since 2000  Over 30 years of senior management experience in the TMT industry  Held numerous CEO roles, including at Hadera Paper (now Infinya), Avgol Industries, Ericsson Israel, YES Television, TRE Sweden and Denmark, and Strauss Fresh Foods  Shlomo Liran  Former CEO,   TRE Sweden and Denmark  Director since 2015  Extensive TMT and R&D experience  CEO of SatixFy, which designs next-generation satellite communication systems based on in-house developed chipsets  Served as CEO of GreenRoad Technologies, CEO and COO of RADCOM over the course of a decade, and the head of a large R&D engineering group within the Israel Defense Force’s Intelligence Unit for over a decade  David Ripstein  CEO, SatixFy   Communications  Director since 2021  Extensive investment experience as Managing Director of HarbourVest Partners and former CEO of Adsha Development  Held numerous leadership positions in the TMT industry as Chairman of Tdsoft, where he oversaw the merger with VocalTec, and Vice President of Investments at Teledata Communications  Ilan Rosen  Managing Director,  HarbourVest Partners  Director since 2021  16  Source: FactSet; BoardEx; Company filings

. . . WITH THE NECESSARY SKILLS AND EXPERIENCE TO LEAD THE COMPANY

	Telecom Experience	Public Company Board	C-Suite Executive	Operating	M&A / Strategic Alternatives
Zohar Zisapel (C)	✓	✓	✓	✓	✓
Ira Palti	✓	✓	✓	✓	✓
Rami Hadar	✓	✓	✓	✓	✓
Yael Langer	✓	✓			✓
Shlomo Liran	✓	✓	✓	✓	
David Ripstein	✓	✓	✓	✓	✓
Ilan Rosen	✓	✓	✓	✓	✓
	7/7 Directors	**7/7** Directors	**6/7** Directors	**6/7** Directors	**6/7** Directors
	100%	100%	86%	86%	86%

Source: FactSet; BoardEx; Company filings

17

CERAGON HAS RECENTLY BEEN AWARDED A NUMBER OF HIGHLY VALUABLE CONTRACT WINS  February 24, 2022  September 20, 2021  Ceragon Selected to Provide Connectivity to Remote Indonesian Islands and Regions  December 7, 2021  Ceragon Networks and IP Infusion Partner to Deliver Industry’s First Radio-Aware Disaggregated Cell Site Router  November 8, 2021  Ceragon to Renew & Maintain the Wireless Transport Network Infrastructure for RAI WAY, Italy’s National TV and Radio Network Provider  Tier 1 Nigerian Operator, Globacom, Signs Network Expansion Deal with Ceragon  January 31, 2022  February 7, 2022  Ceragon Launches the Market’s First Radio-Aware Disaggregated Cell Site Gateway – IP-50FX  February 16, 2022  Ceragon Awarded Multi-Million Dollar Contract to Deliver Connectivity as a Service to Offshore Field for a Major Global Energy Player   Tier 1 Operator in India Places Initial $15 Million Orders for Nationwide 4G expansion with Ceragon  May 2, 2022  DISH Wireless Selects Ceragon for 5G Transport  18